UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

TDCX Inc.
(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share
(Title of Class of Securities)

87190U100**
(CUSIP Number)

Laurent Junique
Transformative Investments Pte Ltd
+65 6309 1688
750D Chai Chee Road
#06-01/06 ESR BizPark @ Chai Chee
Singapore 469004
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
____________________________________________
*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**        CUSIP number 87190U100 has been assigned to the American depositary shares ("ADSs") representing Class A ordinary shares, par value $0.001 per share, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "TDCX." Each ADS represents one Class A ordinary share of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87190U100	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Laurent Junique
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 124,059,625(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 124,059,625(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 124,059,625(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.6%(2)
14	Type of Reporting Person (See Instructions) IN

____________________________________________
Notes:
(1)          Represents (i) 166,000 Class A ordinary shares ("Class A Shares") of TDCX Inc. (the "Issuer") directly held by Mr. Junique's spouse, (ii) 393,625 Class A ordinary shares of the Issuer directly held by Mr. Junique and his spouse and (iii) 123,500,000 Class A Shares issuable upon conversion of the Class B ordinary shares ("Class B Shares") of the Issuer directly held by Transformative Investments Pte Ltd, an exempted company incorporated under the laws of Cayman Islands ("TIP"), of which Mr. Junique is the sole director.  The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.
(2)          The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 21,418,462 outstanding Class A Shares as of March 31, 2023, as disclosed in the Issuer's Form 20-F filed on April 26, 2023, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

CUSIP No. 87190U100	13D	Page 3 of 6 Pages

1	Names of Reporting Persons Transformative Investments Pte Ltd
2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 123,500,000(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 123,500,000(1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,500,000(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 85.2%(2)
14	Type of Reporting Person (See Instructions) CO

____________________________________________
Notes:
(1)          Represents 123,500,000 Class A Shares issuable upon conversion of the Class B Shares directly held by TIP. The Class B Shares are convertible into Class A Shares on a one-for-one basis, subject to adjustment.
(2)          The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 21,418,462 outstanding Class A Shares as of March 31, 2023, as disclosed in the Issuer's Form 20-F filed on April 26, 2023, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

CUSIP No. 87190U100	13D	Page 4 of 6 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the Class A ordinary shares, par value US$0.0001 per share (“Class A Shares”) of TDCX Inc., a Cayman Islands company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 24, 2022 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons anticipate that, at the price per Class A Ordinary Share (“Ordinary Share”) set forth in the Proposal (as described in Item 4 below), approximately US$141.4 million will be expended in acquiring the 21,418,462 Ordinary Shares not currently owned by the Reporting Persons as disclosed in the Company 20-F (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of cash and debt arranged by the Reporting Persons on terms to be determined.

Item 4.  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by the following:

On January 2, 2024, Mr. Junique submitted a non-binding proposal (the “Proposal”) to the Issuer’s board of directors related to the proposed acquisition of all of the Ordinary Shares not beneficially owned by him and his affiliates for cash consideration equal to US$6.60 per Ordinary Share or ADS (the “Proposed Transaction”).

The Proposed Transaction is subject to a number of conditions, including, among other things, the negotiation and execution of definitive agreements mutually acceptable in form and substance to the Issuer and Mr. Junique. Neither the Issuer nor Mr. Junique is obligated to complete the Proposed Transaction, and a binding commitment with respect to the Proposed Transaction will result only from the execution of definitive documents, and then will be on the terms provided in such documentation.

If the Proposed Transaction is completed, the Issuer’s Ordinary Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would be terminated from registration pursuant to Section 12(g)(4) of the Act and delisted from the New York Stock Exchange.

References to the Proposal in this Schedule 13D are qualified in their entirety by reference to the Proposal, a copy of which is attached hereto as Exhibit D, and incorporated herein by reference in its entirety.

No assurances can be given that the Proposed Transaction contemplated by the Reporting Persons will be consummated, or if a transaction is undertaken, as to its terms or timing. The Reporting Persons reserve the right to modify or withdraw the Proposal at any time. The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.  Interest in Securities of the Issuer

Items 5(a)-(c) of the Original Schedule 13D are hereby amended and restated as follows:

(a) and (b):

The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

CUSIP No. 87190U100	13D	Page 5 of 8 Pages

The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by a total of 21,418,462 outstanding Class A Shares as of March 31, 2023, as disclosed in the Issuer's Form 20-F filed on April 26, 2023, and the 123,500,000 Class A Shares issuable upon conversion of the Class B Shares held by TIP.

(c): Item 3 of the Schedule 13D is incorporated herein by reference. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Shares during the past 60 days.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:
Exhibit No.	Description
D	Proposal Letter dated January 2, 2024 from Mr. Laurent Junique to the board of directors of the Company.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2024
Laurent Junique

/s/ Laurent Junique

Transformative Investments Pte Ltd

By:	/s/ Laurent Junique
Name:	Laurent Junique
Title:	Director